UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steve Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King Sonia K. Nijjar Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 +1 650 470-4500	Alexander J. Kaarls Houthoff Buruma Gustav Mahlerplein 50 1082 MA Amsterdam The Netherlands +31 20 605 60 00	Barak S. Platt Yigal Arnon & Co. 1 Azrieli Center Round Building Tel Aviv 6702101 Israel +972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the weighted average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,784,592.00	Filing Party: Cyclops Holdings, LLC and Intel Corporation
Form or Registration No.: Schedule TO	Date Filed: April 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

Amendments to the Schedule TO and the Offer to Purchase

Items 1, 4, and 11.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented as follows (capitalized terms used below and not otherwise defined have the meanings ascribed to them in the Offer to Purchase):

On July 14, 2017, Intel announced the receipt by Mobileye of the Pre-Wired Asset Sale Ruling from the ITA. As a result of the receipt of the Pre-Wired Asset Sale Ruling from the ITA and the previously disclosed adoption of the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions at the EGM, the Minimum Condition has now been automatically lowered to require that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time. Withdrawal rights will terminate following the Expiration Time. Mobileye shareholders who have already tendered their Shares in the Offer but whose willingness to tender is affected by the lower threshold for the Minimum Condition should withdraw their Shares from the Offer immediately but in any event before the Expiration Time.

As promptly as practicable following the Expiration Time and during the Subsequent Offering Period, Intel intends to cause Mobileye to be converted from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law. Such conversion could occur as soon as one day after the Expiration Time. Mobileye shareholders should be aware that following the effectiveness of the Conversion Amendment (approved by Mobileye shareholders at the EGM on June 13, 2017), Shares held in registered form may only be transferred by way of a Dutch Notarial Deed. Fees for execution of a Dutch Notarial Deed can be expected to be between EUR 2,000 and EUR 5,000 for each such Dutch Notarial Deed executed by a Dutch notary. Mobileye shareholders can avoid the time and cost associated with the requirement of Dutch Notarial Deeds by tendering their Mobileye shares prior to the Expiration Time. Please see Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Notarial Deed Requirement” of the Offer to Purchase and the remainder of Section 3 for additional information.

Mobileye shareholders should also be aware that following the effectiveness of the Delisting Amendment (also approved by Mobileye shareholders at the EGM on June 13, 2017), any Share acquired by a Mobileye shareholder after the date of the Delisting Amendment (including during the Subsequent Offering Period if the Delisting Amendment becomes effective during that period) would not be transferable prior to March 1, 2019, unless the Mobileye Board has approved such transfer; provided that Intel has agreed to waive any such restriction with respect to Shares which a Mobileye shareholder desires to tender pursuant to the Offer during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period. If the Delisting Amendment becomes effective during the Subsequent Offering Period, the Shares could be delisted from the NYSE as soon as the twentieth day after the Expiration Time. Mobileye shareholders can avoid such restrictions on the transferability of their Shares by tendering their Shares prior to the Expiration Time.

In connection with the receipt of the Pre-Wired Asset Sale Ruling and the lowering of the Minimum Condition, Intel further announced that Intel and Mobileye have agreed that Purchaser will extend the expiration of the Offer to 5:00 p.m., New York City time, on July 28, 2017, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on July 20, 2017.

The full text of the press release issued by Intel announcing the receipt of the Pre-Wired Asset Sale Ruling and extension of the Offer is attached hereto as Exhibit (a)(5)(N) and is incorporated by reference herein.

Items 1 through 9 and 11 and the Offer to Purchase.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The phrase “represents at least 95% (the “Threshold Percentage”)” under the heading “What is the Minimum Condition?” in the Summary Term Sheet in the Offer to Purchase is hereby replaced with the phrase:

represents at least 67% (the “Threshold Percentage”)

(2) The paragraph beginning “If the ITA issues the Pre-Wired Asset Sale Ruling,” under the heading “What is the Pre-Wired Asset Sale Ruling, and how is it related to the Minimum Condition?” in the Summary Term Sheet in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

As a result of the issuance by the ITA of the Pre-Wired Asset Sale Ruling, on July 13, 2017, along with the adoption of the Pre-Wired Asset Sale Resolutions and the Conversion Resolutions at the EGM, the Threshold Percentage has been lowered to 67%.

(3) The paragraph under the heading “Notarial Deed Requirement” in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Notarial Deed Requirement. When Mobileye’s articles of association are amended following the Offer Closing pursuant to the Conversion Resolutions previously approved at the EGM (including with respect to any such amendment following the termination of the listing of the Shares on the NYSE) and Mobileye is converted from a public limited liability company (naamloze vennootschap or N.V.) into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.), then pursuant to mandatory provisions of Dutch law that apply to B.V. entities but not to N.V. entities (specifically, Section 2:196 paragraph 1 of the Dutch Civil Code), a notarial deed executed by a Dutch notary (a “Dutch Notarial Deed”) will be required for all transfers of record ownership of Shares after such amendment has become effective (the “Conversion Amendment”). Purchaser intends to effect the Conversion Amendment as promptly as practicable following the Offer Closing during the Subsequent Offering Period. Mobileye shareholders can avoid the time and cost associated with the requirement of Dutch Notarial Deeds by tendering their Shares prior to the Expiration Time.

(4) The sentence beginning “As a result of the adoption of the Conversion Resolutions” in the paragraph beginning “On June 13, 2017” in Section 15 — “Certain Conditions of the Offer” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

As a result of the receipt of the Pre-Wired Asset Sale Ruling and the adoption of the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions at the EGM, the Minimum Condition has now been automatically lowered to require that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 67% of Mobileye’s issued capital (geplaatst kapitaal) immediately prior to the Expiration Time.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(N)	Text of Press Release issued by Intel Corporation, dated July 14, 2017, announcing receipt of Pre-Wired Asset Sale Ruling and extension of the Tender Offer.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “5:00 p.m., New York City time, on July 20, 2017” in the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO), Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C) to the Schedule TO), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO), and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(E) to the Schedule TO) are hereby amended and replaced with “5:00 p.m., New York City time, on July 28, 2017”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.[1]

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).[1]

(a)(1)(C)	Form of Notice of Guaranteed Delivery.[1]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.[1]

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.[1]

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.[1]

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.[1]

(a)(5)(I)	English Translation of the Japanese-language Extraordinary Report filed by Intel Corporation with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated April 20, 2017.[2]

(a)(5)(J)	Text of Press Release issued by Intel Corporation, dated June 12, 2017, announcing expiration of the waiting period under the HSR Act.[3]

(a)(5)(K)	Text of Press Release issued by Intel Corporation, dated June 14, 2017, announcing approval under the Israel Restrictive Trade Practices Law, 5748-1988.[4]

(a)(5)(L)	Text of Press Release issued by Intel Corporation, dated June 22, 2017, announcing extension of Tender Offer.[5]

(a)(5)(M)	Text of Press Release issued by Intel Corporation, dated July 10, 2017, announcing approval under the competition laws of Germany and Austria.[6]

(a)(5)(N)	Text of Press Release issued by Intel Corporation, dated July 14, 2017, announcing receipt of Pre-Wired Asset Sale Ruling and extension of the Tender Offer.[7]

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.[1]

Exhibit No.	Description

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.[1]

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Employment Agreement Addendum, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.[1]

(d)(8)	Power of Attorney of Intel Corporation and Cyclops Holdings, LLC, dated April 20, 2017.[2]

[1]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in its Tender Offer Statement on Schedule TO on April 5, 2017.
[2]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 1 to its Tender Offer Statement on Schedule TO on April 20, 2017.
[3]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 4 to its Tender Offer Statement on Schedule TO on June 12, 2017.
[4]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 6 to its Tender Offer Statement on Schedule TO on June 14, 2017.
[5]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 7 to its Tender Offer Statement on Schedule TO on June 22, 2017.
[6]	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 8 to its Tender Offer Statement on Schedule TO on July 10, 2017.
[7]	Filed herewith.